

Mail Stop 3030

August 11, 2009

VIA U.S. MAIL

John K. Allen
Chief Financial Officer
Leadis Technology, Inc.
800 W. California Avenue, Suite 200
Sunnyvale, California 94086

      Re: Leadis Technology, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009
              File No. 000-50770

Dear Mr. Allen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Jeffrey Jaramillo
                          Accounting Branch Chief